Ref: PGC/ltop/adr0503


03024176

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

6 May 2003

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose copies of the relevant documents issued from 1 April to date. For completeness a list of these documents is attached to this letter.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.


PROCESSED
JUL 11 2003
THOMSON
FINANCIAL
SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH. D.C.
155
SECTION

DOCUMENTS PASSED TO SEC – 6 MAY 2003

COMPANIES HOUSE FILINGS			
•	22 April 2003	-	Forms 88(2) re allotment of shares
•	29 April 2003	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE			
•	3 April 2003	-	Director declaration
•	8 April 2003	-	Notice of results
•	15 April 2003	-	Burberry Group plc trading statement
•	16 April 2003	-	GUS plc trading statement

PAUL COOPER
6 MAY 2003

Exemption no 82-5017

GUS

Ref: PGC/klf

22 April 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully



Paul Cooper
Assistant Company Secretary

Enc.


SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH., D.C.
155
SECTION

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ɪFPO83

ompany Number: 146575

ompany name in full: GUS plc

1 of 1

hares allotted (including bonus shares):

ate or period during which ɪares were allotted (*f s■es were allotted on one date ɴter that date in the "from" box.*)	From			To		
	Day	Month	Year	Day	Month	Year
	7	4	2003			

:lass of shares (*ɪrdinary or preference etc*)	Ordinary	Ordinary	Ordinary
!umber allotted	19,606	167	
!ominal value of each share	25p	25p	
ɪmount (if any) paid or due on each Share (*including any share premium*)	384p	523p	

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f t■ allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

Consideration for which ɪe shares were allotted
(*This information must be supported by ɪe duly stamped contract or by the duly stamped particulars on Form 88(3) if the Contract is not in writing.*)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 19,773
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

gned David Morris Date 22 APR 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/JS/7581 Tel 0161 273 8282

DX number DX exchange

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 04APR03 TO 04APR03

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ANDERSON DENISE /MRS. 33 HEYS ROAD THORNGSBRIDGE HOLMFIRTH WEST YORKSHIRE	925
BACON TIMOTHY J /MR. 52 HALING ROAD PENKRIDGE STAFFS ST19 5DA	118
BAILEY MARK PAUL /MR. 9 WENTWORTH ROAD OLTON SOLIHULL WEST MIDLANDS	1215
BOUCHER ANDREA /MS. 35 BELHAVEN ROAD CRUMPSALL MANCHESTER M8 4WG	642
BRINDLEY KEN /MR. 25 CHORLEY RD BLACKROD BOLTON BL6 5JR	1607
CHAMBERLAIN BRENDA /MRS. 14 OAKLEIGH AVENUE HALLOW WORCESTER WR2 6NG	321
CHAMBERS CARL /MR. 65 WESTBOURNE AVENUE CHESLYN HAY WALSALL	330
CLARKE ANTHONY D /MR. 74 LINKSVIEW CRESCENT WORCESTER WR5 1JJ	257
COLE PHILLIP J /MR. 15 SILVERTREE WAY WEST WINCH KINGS LYNN NORFOLK	615
CRABB BERNARD C /MR. 21 BRANSFORD ROAD ST JOHNS WORCESTER WR2 4EW	192

CONTINUATION SHEET 1 ATTACHED TO FORM 88(2) DATED APRIL 2003

CAMBRIDGESHIRE PE19 8TB	
FINLAY STEVEN MARTIN /MR. 11 DUCHY AVENUE FULWOOD PRESTON LANCASHIRE	302
GARWOOD MICHAEL /MR. 14 UPPER CHASE ROAD MALVERN WORCS WR14 2BU	1538
	128

SHARES ALLOTT[illegible]

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
GAUGHAN NEIL ANTHONY /MR. 48 PARKFIELD AVENUE TOLLESBY MIDDLESBOROUGH CLEVELAND	204
HANSON ELAINE /MISS. 59 HOMESTEAD AVENUE WALL MEADOW WORCESTER WR4 0DB	128
HARLER SANDRA /MRS. 12 HEMBURY PARK BUCKFAST DEVON	1607
HARTOG CHUAN /MRS. 10 CASTLEWOOD ROAD LONDON N16 6DW	642
JOHNSON FRED /MR. BRAMBLE HOUSE 24 HAYSLAN AVENUE MALVERN WORCS	1607
MARTINDALE JOHN /MR. 1 NEILSTON AVENUE MANCHESTER LANCASHIRE M40 5HD	642
MCKERNAN JOHN /MR. 21 IVOR ROAD REDDITCH WORCESTERSHIRE B97 4PF	514
MORAN PATRICK /MR. 26 QUEEN STREET ORRELL WIGAN LANCASHIRE	707
MORRIS LYNSEY A /MISS. 6 CLYDE MEWS BRIERLEY HILL WEST MIDLANDS DY5 4QR	88
PALLANT JERRY D /MR. 47 DODFORD ROAD BOURNHEATH BROMSGROVE WORCS B61 9JP	1607
RICHARDSON CHRISTOPHER /MR. 37 KESWICK AVENUE WARNDON WORCESTER	165

Continuation
Sheet 2
Attached to
Form 88(2)
Dated
April 2003

WR4 9DS

SCHOLES LESLIE /MR. 321
22 ASHLANDS RD
TIMPERLEY
ALTRINCHAM
CHESHIRE
WA15 6AL

STONES WILLIAM /MR. 321
35 BRENTFORD ROAD
REDDISH
STOCKPORT
CHESHIRE

SUTHERLAND JOAN /MISS. 308
9 LANGHAM ST
TAUNTON RD
ASHTON-U-LYNE
TAMESIDE

& ADDRESS DETAILS	SHARES ALLOTTED
OBERT J /MR. D ROAD LL DS	154
NDREW /MR. OAD LANDS	642
STY /MRS. IELD ROAD	642
QUELINE /MRS. TAGE CROWCROFT ON	642
CHRISTINE /MRS. ONE WAY IDGE E	642
ACCOUNTS : 32	19773

REPORT *****

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

;FPO83

ɪmpany Number: 146575

ɔmpany name in full: GUS plc

---

hares allotted (including bonus shares):

ate or period during which ıares were allotted
' sh[illegible]s were allotted on one date ıter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	04	2003			

·lass of shares *ɪrdinary or preference etc)*	Ordinary		
!umber allotted	7,985		
lominal value of each share	25p		
ɪmount (if any) paid or due on each hare *(including any share premium)*	£3.7570		

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f th[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

Consideration for which ıe shares were allotted
This information must be supported by ıe duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address: 12 Tokenhouse Yard, LONDON	Ordinary	7,985
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	7,985
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22 April 2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./SS/1805 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

:ompany Number	146575
:ompany name in full	GUS plc

;hares allotted (including bonus shares):

	From			To		
ıate or period during which ha[illegible] were allotted *'f sh[illegible]es were allotted on one date nter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	09	04	2003			

:lass of shares *ordinary or preference etc)*	Ordinary		
ɹumber allotted	4,596		
ɹominal value of each share	25p		
ımount (if any) paid or due on each ;hare *(including any share premium)*	£3.7570		

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f t[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

:onsideration for which he shares were allotted *This information must be supported by he duly stamped contract or by the duly :tamped particulars on Form 88(3) if the :ontract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

!ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 4,596
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,596

Please enter the number of continuation sheet(s) (if any) attached to this form :

ined David Morris Date 22 April 2003

\ ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver *Please delete as appropriate*

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should tact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/1836 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:FPO83

ompany Number: 146575

ompany name in full: GUS plc

---

hares allotted (including bonus shares):

ate or period during which iares were allotted
(f shares were allotted on one date iter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	04	2003			

lass of shares *(ordinary or preference etc)*	Ordinary		
umber allotted	28,234		
ominal value of each share	25p		
mount (if any) paid or due on each hare *(including any share premium)*	£3.7570		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be eated as paid up

onsideration for which ie shares were allotted
(This information must be supported by ie duly stamped contract or by the duly amped particulars on Form 88(3) if the ontract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Ordinary	28,234
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	28,234

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris. Date 22 APR 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./SS/1869 Tel: 0161 273 8282
DX number DX exchange

82 5017

GUS

Ref: chcorres.pgc.roc88(2)

29 April 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

US plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Form 88(2) duly completed.

Yours faithfully



Paul Cooper

Assistant Company Secretary


SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH, D.C. 155 SECTION

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 146575

ompany name in full: GUS plc

hares allotted (including bonus shares):

ate or period during which
ıares were allotted
ʻ shares were allotted on one date ıter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	1|7	0|4	2| 0| 0| 3	|	|	|||

lass of shares *ırdinary or preference etc)*	Ordinary		
umber allotted	27,275		
ominal value of each share	25p		
mount (if any) paid or due on each ıare *(including any share premium)*	£3.7570		

is the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

₀ that each share is to be eated as paid up			

:onsideration for which ıe shares were allotted
ʻhis information must be supported by ıe duly stamped contract or by the duly ʻamped particulars on Form 88(3) if the ɔntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address: 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 27,275
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 27,275

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed *Dara Morris* Date *28 April 2003*

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./NB1888 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 146575

ompany name in full: GUS plc

1 of 1

hares allotted (including bonus shares):

ate or period during which
nares were allotted
*f shares were allotted on one date
nter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	22	04	2003			

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
umber allotted	10,823	152	
ominal value of each share	25p	25p	
mount (if any) paid or due on each hare *(including any share premium)*	3.84p	5.23p	

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

6 that each share is to be eated as paid up			

onsideration for which
ie shares were allotted
*This information must be supported by
ie duly stamped contract or by the duly
tamped particulars on Form 88(3) if the
ontract is not in writing.)*

**When you have completed and signed the form send it to
The Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 10,975
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

gned David Morris Date 25 April 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, ephone number and, if available, X number and Exchange of the rson Companies House should ntact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/DW/7633 Tel 0161 273 8282

DX number DX exchange

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 17APR03 TO 17APR03

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
CHAUHAN KALA /MRS. 2 MILLERS CROFT BIRSTALL BATLEY W YORKS WF17 0RN	1345
DALTON ANDREW /MR. 35 GOLDSBOROUGH WILNECOTE TAMWORTH STAFFORDSHIRE B77 4DE	118
GILL CHLOE KATHERINE /MISS. 14 KAPPLER CLOSE CHANDOS COURT NETHERFIELD NOTTINGHAM	321
GOOD MELVYN /MR. 3 CURZON MEWS WILMSLOW CHESHIRE SK9 5JN	1607
GRABINER IAN /MR. DAYLESFORD 5 METHVEN ROAD GLASGOW G46 6TG	1345
GUSCOTT SANDRA /MRS. 14 SELKIRK DRIVE HOLMES CHAPEL CHESHIRE CW4 7LJ	512
HARDIE SHIRLEY ANN /MISS. 11 INVERNESS AVENUE MANCHESTER LANCASHIRE M9 6HN	564
HIGNELL KAREN /MISS. APT 21 55/57 WHITWORTH STREET MANCHESTER CHESHIRE M1 3NT	1285
JONES STEVEN ARTHUR /MR. 1 RICHMOND CLOSE DEANS WALK ROCHDALE LANCASHIRE	794

CONTINUATION SHEET 1 ATTACHED 2 FORM 88(2) DATED 25-4-03

MILLWARD ANN /MRS. 256
42 LONGFORD RD
REDDISH
STOCKPORT
SK5 6UX

OSWIN KAREN ELIZABETH /MRS. 964
2 QUINTON CLOSE
SILVERDALE ESTATE
NOTTINGHAM
NG11 7EY

TASKER JACQUELINE /MRS. 1607
24 BANBURY DRIVE
TIMPERLEY
ALTRINCHAM
WA14 5BD

SHARES ALLOTTED

ME & ADDRESS DETAILS	SHARES ALLOTTED
ELISABETH JILLIAN /MRS. LOSE M	257
ACCOUNTS : 13	10975

F REPORT *****

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	13,242		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	3.7570		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 13,242
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 13,242

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned David Morris Date 23 April 2003

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./LD/1916 Tel: 0161 273 8282
DX number DX exchange

GUS

Ref: PGC/ltop

3 April 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

**REGULATORY NEWS SERVICE
HEADER MESSAGE**

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	435865
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

See attached announcement


SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH. D.C.
155
SECTION

GUS plc
MR CRAIG SMITH

On 25 March, the Company announced that Craig Smith had joined its Board with immediate effect.

Pursuant to paragraph 16.4 of the Listing Rules, the Company now advises that:

a) Mr Smith holds no other directorships of publicly quoted companies and has held no such directorships in the past 5 years.

b) There are no details to be disclosed pursuant to the requirements of paragraphs 6.F.2(b) to 6.F.2(g) of the Listing Rules in respect of Mr Smith.

At the date of his appointment Mr Smith held options in respect of the Ordinary shares of 25p each in the Company as set out in the table below. Mr Smith had no other interests in the shares of the Company at the date of his appointment.

Date of grant	Period during or date on which exercisable	Amount paid for grant of option	Number of shares	Exercise price
14.06.00	14.06.01 to 13.06.06	Nil	191,051	381.3p
11.06.01	11.06.02 to 10.06.07	Nil	214,048	612.7p
06.06.02	06.06.03 to 05.06.08	Nil	198,337	653.0p

Following this notification, options are held by directors over 1,854,065 Ordinary shares of 25p each in the Company.

GUS

Ref: PGC/ltop

8 April 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	139993
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

As previously indicated, the preliminary announcement of annual results of GUS plc for the year ended 31 March 2003 will be made on 28 May 2003. That announcement will also include details of the rate of the final dividend for the year ended 31 March 2003 which, once approved at the Annual General Meeting, will be paid on 8 August 2003 to those persons on the Register of Members at the close of business on 11 July 2003. The ex-dividend date will be 9 July 2003.

Lowman NJ 82 5017

Investor information

RNS announcements

REG-Burberry Group PLC Trading Statement

RNS Number:0382K
Burberry Group PLC
15 April 2003

Burberry Group plc

Second Half Trading Update

April 15, 2003. Burberry Group plc reports on trading for the six months ended 31 March 2003.

Highlights

* Total revenues increased by 22%, 15% underlying*
* Retail sales rose 30% on an underlying basis driven by new and existing stores
* Wholesale sales increased by 6% on an underlying basis
* Licensing revenue increased by 9% on an underlying basis

*Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "We are pleased to report that as a result of Burberry's strong trading performance in the second half, the company has more than achieved the 2002/03 revenue objective set at the time of the IPO. These results were driven by growth in key product categories, targeted regions and selected distribution channels. Moving into the new financial year, we remain confident in our strategies while approaching the volatile and uncertain trading environment with appropriate caution."

Total revenues
Total revenues in the period increased by 22% (24% at constant exchange rates), or 15% on an underlying* basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions) compared to the six months ended 31 March 2002.

Retail
On an underlying basis, retail sales in the second half increased by 30%, driven by contributions from newly opened stores and sales gains at existing stores. Total retail sales increased 55%, boosted by the contribution from stores and concessions added as part of the Asia acquisitions.

In the fourth quarter retail sales increased by 28% on an underlying basis and 46% in total. During March, geopolitical and health-related factors increasingly affected performance as the month progressed, particularly in the UK and Hong Kong markets.

Following the seven store openings during the second half, in the current

financial year Burberry plans to add approximately eight stores and two concessions, increasing net retail selling area by approximately 10%.

Wholesale

Total wholesale sales increased by 6% on an underlying basis, 4% reported, during the second half. This growth was tempered by the acceleration of deliveries into the first half compared to the prior year, as previously discussed. Over the full Spring/Summer 2003 season, Burberry continues to expect high single digit wholesale volume growth.

Licensing

Total licensing revenues in the second half increased by 9% on an underlying basis, 4% reported. As anticipated, this gain primarily reflects modest volume gains and increases in certain royalty rates in Japan. Strong sales increases by global product licensees also contributed to this gain.

Burberry will announce its preliminary results for the year ended 31 March 2003 on 22 May 2003.

Enquiries:

Burberry		
Mike Metcalf	COO and CFO	020 7968 0411
Matt McEvoy	Strategy and IR	020 7968 0411
Brunswick		
Susan Gilchrist		020 7404 5959
Charlotte Elston		020 7404 5959

*Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

END

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16 April 2003

GUS plc
Second Half Trading Update

GUS plc, the retail and business services group, today issues its regular update on trading in its main businesses.

John Peace, Group Chief Executive of GUS, said:

"GUS has completed another successful year, reflecting the strength of our three main businesses. We expect the outcome to be around the top end of market expectations, which will make this the third consecutive year of solid profit growth for the Group. Sales at Argos exceeded £3bn for the first time, while Experian and Burberry have again also grown sales by well over 10%.

We look forward with confidence to the current year, while remaining mindful of the potential impact of economic and political uncertainty."

Experian

% change in sales year on year for the six months to 31 March 2003

	Total	Total at constant exchange rates
Experian North America	5	16
Experian UK	14	14
Experian Rest of World	18	11
Experian International	16	13
Global Experian	9	15

Experian has performed very well in the second half. Its total worldwide sales increased by 15% at constant exchange rates, again showing double-digit growth in both North America and International, as it did in the first half of the year.


SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH, D.C.
155
SECTION

Experian North America
In dollars, Experian North America increased sales by 16% in the second half. Both the Credit and the Marketing businesses showed growth. ConsumerInfo.com, which was acquired in April 2002, contributed 12% of this growth. Had its sales been included for the comparative period last year, Experian's dollar sales would have increased by 8%.

Excluding ConsumerInfo.com, there was continued growth in Credit Information and Solutions, with encouraging performances from risk, scoring and fraud solutions. Direct-to-consumer sales (including about $60m from ConsumerInfo.com) increased in the second half by more than 80% to $71m, while the number of paid members exceeded 1.4m at March 2003 – up from 0.8m a year ago.

The performance of Marketing Information and Solutions has been on an improving trend throughout the past year despite difficult market conditions. Sales in the second half as a whole were 4% ahead of last year, led by good performances in business marketing, list enhancement and database management.

FARES, the real estate information joint venture, had another good half, benefiting from the continued strength in mortgage refinancing activity.

Experian International
Experian International, which accounts for approximately 40% of worldwide revenue, continued its long record of strong sales growth. Sales increased by 13% in the second half at constant exchange rates, with acquisitions net of disposals contributing 2% of this growth.

There was underlying double-digit sales growth in both Credit Information and Solutions (with a particularly strong performance from business information and account processing) and in Marketing Information and Solutions. Outsourcing continued to be affected by reduced processing activity in France.

Nordic Info Group, the market-leading consumer and business information company in Denmark and Norway acquired in January 2003, has met all expectations in its first two months.

Argos Retail Group (ARG)

% change in sales year on year

Six months to 31 March 2003		
Argos[1]	- total	14
	- like-for-like	7
UK Home Shopping[2]		(8)
Two months to 28 February 2003		
Homebase[3]	- total	4
	- like-for-like	2

1. These figures exclude Argos Additions and jungle.com
2. This figure excludes Family Hampers, which was sold in July 2002. Its sales in the second half of last year were £46m
3. See appendix for historical quarterly sales growth at Homebase

Argos

With 14% sales growth in the second half, annual sales at Argos (excluding Argos Additions and jungle.com) exceeded £3bn for the first time. Against a background of consumer spending growth that slowed as the period progressed, Argos again outperformed in its market. Like-for-like sales were up 7%, with particularly strong trading in January. New stores again performed well, also contributing 7% to sales growth. At 31 March 2003, Argos operated 523 stores, having opened 21 in the second half of the year.

Sales were notably strong in consumer electronics, electricals, mobile phones and bedding and textiles. Argos Direct, the delivery to home operation, grew sales by 29% and now accounts for 17% of sales compared to 15% in the second half last year. Gross margins at Argos were firm.

Sales in Argos Additions grew by 17% compared to the second half last year, with improvements in merchandising and the credit offer driving performance in the Spring/Summer catalogue.

UK Home Shopping

The market for agency home shopping has remained difficult. Sales at UK Home Shopping for the second half were 8% lower than last year despite improved service levels in the latter part of the period. The rundown of peripheral businesses accounted for over 1% of this decline. However, growth in direct catalogues continued to be strong. Gross margins at UK Home Shopping were in line with last year.

For the past three years, UK Home Shopping has been going through a process of managed decline. In the second half, further actions were taken to reduce the cost base. About 250 redundancies were announced during the period and some poorly performing activities were closed or downsized.

Homebase
The integration of Homebase is proceeding well and is on plan in the run-up to its key Easter trading period. As expected, it generated an operating profit of slightly more than £100m for the twelve months to 28 February 2003.

Homebase's year-end has been moved to the end of February, as already announced, to avoid distortions relating to the timing of Easter and its associated promotions and trading patterns. January and February are seasonally quiet months for Homebase. In its financial year to 31 March 2003, GUS will therefore consolidate about £2m of operating profit from Homebase for the period from acquisition on 20 December 2002 to 28 February 2003. This performance is in line with profits in the same period last year.

Sales in the two months to 28 February 2003 increased by 4% in total or 2% like-for-like. This was against very strong sales growth in the same period last year (up 16% like-for-like), when new furniture ranges were introduced. At 31 March 2003, Homebase operated 273 stores, of which 36 had mezzanine floors. Gross margins were in line with last year.

E-commerce
Sales via the internet in ARG (excluding Homebase) were over £140m in the second half, up by nearly 50% compared to the same period last year. Excluding Homebase, e-commerce now accounts for over 5% of ARG sales.

Burberry

Following the partial IPO of Burberry Group plc, GUS retains a 77% stake in Burberry. The following is an abridged version of Burberry's Trading Update released on 15 April 2003.

% change in sales year on year for the six months to 31 March 2003

Total	22
Total at constant exchange rates	24

Total sales in the period increased by 22%, or by 15% on an underlying basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions in January and July 2002).

Total Retail sales increased by 55%, or by 30% on an underlying basis, with the latter driven by contributions from newly opened stores and sales gains at existing stores.

Over the full Spring/Summer 2003 season, Burberry continues to expect high single digit wholesale volume growth. During the second half, total Wholesale sales increased by 4%, or by 6% on an underlying basis.

Total Licensing revenue in the second half increased by 4%, or by 9% on an underlying basis. As anticipated, this gain primarily reflects modest volume gains and increases in certain royalty rates in Japan. Strong sales increases by global product licensees also contributed to this gain.

Future announcements

GUS will announce its preliminary results for the year to 31 March 2003 on 28 May 2003. Its AGM and First Quarter Trading Update will be on 23 July 2003.

Enquiries

GUS

David Tyler	Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

GUS announcements are available on its website www.gusplc.com.
There will be a conference call to discuss this update at 3pm today, with a recording available later on the GUS website.

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

APPENDIX

Homebase – sales growth by quarter in financial year 2003

As already announced, Homebase's year-end has been moved to the end of February to avoid distortions relating to the timing of Easter and its associated promotions and trading patterns. Its sales and profits will be consolidated into the GUS Financial Statements on the basis shown below. To provide more information to the market, the Homebase sales performance for the year just ended is set out below. Total and like-for-like sales growth for these periods will be reported in future Trading Updates.

Sales growth %	**FY2003**	
	Total	Like-for-like
4 months to 30 June 2002	5	4
3 months to 30 September 2002	9	9
7 months to 30 September 2002	6	6
3 months to 31 December 2002	(2)	(4)
2 months to 28 February 2003	4	2
5 months to 28 February 2003	1	(2)
12 months to 28 February 2003	4	3

Investor information

RNS announcements

REG-Burberry Group PLC Trading Statement

RNS Number:0382K
Burberry Group PLC
15 April 2003

Burberry Group plc

Second Half Trading Update

April 15, 2003. Burberry Group plc reports on trading for the six months ended 31 March 2003.

Highlights

* Total revenues increased by 22%, 15% underlying*
* Retail sales rose 30% on an underlying basis driven by new and existing stores
* Wholesale sales increased by 6% on an underlying basis
* Licensing revenue increased by 9% on an underlying basis

*Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "We are pleased to report that as a result of Burberry's strong trading performance in the second half, the company has more than achieved the 2002/03 revenue objective set at the time of the IPO. These results were driven by growth in key product categories, targeted regions and selected distribution channels. Moving into the new financial year, we remain confident in our strategies while approaching the volatile and uncertain trading environment with appropriate caution."

Total revenues
Total revenues in the period increased by 22% (24% at constant exchange rates), or 15% on an underlying* basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions) compared to the six months ended 31 March 2002.

Retail
On an underlying basis, retail sales in the second half increased by 30%, driven by contributions from newly opened stores and sales gains at existing stores. Total retail sales increased 55%, boosted by the contribution from stores and concessions added as part of the Asia acquisitions.

In the fourth quarter retail sales increased by 28% on an underlying basis and 46% in total. During March, geopolitical and health-related factors increasingly affected performance as the month progressed, particularly in the UK and Hong Kong markets.

Following the seven store openings during the second half, in the current

financial year Burberry plans to add approximately eight stores and two concessions, increasing net retail selling area by approximately 10%.

Wholesale
Total wholesale sales increased by 6% on an underlying basis, 4% reported, during the second half. This growth was tempered by the acceleration of deliveries into the first half compared to the prior year, as previously discussed. Over the full Spring/Summer 2003 season, Burberry continues to expect high single digit wholesale volume growth.

Licensing
Total licensing revenues in the second half increased by 9% on an underlying basis, 4% reported. As anticipated, this gain primarily reflects modest volume gains and increases in certain royalty rates in Japan. Strong sales increases by global product licensees also contributed to this gain.

Burberry will announce its preliminary results for the year ended 31 March 2003 on 22 May 2003.

Enquiries:

Burberry		
Mike Metcalf	COO and CFO	020 7968 0411
Matt McEvoy	Strategy and IR	020 7968 0411
Brunswick		
Susan Gilchrist		020 7404 5959
Charlotte Elston		020 7404 5959

*Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

END

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